[Kaye Scholer Letterhead]

March 8, 2011

Via EDGAR and By Hand

Pamela Long

Craig Slivka

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	TMS International Corp.
Registration Statement on Form S-1
File No.: 333-166807

Dear Ms. Long and Mr. Slivka:

TMS International Corp. (the “Company”) has filed today with the Securities and Exchange Commission via EDGAR Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with Amendment No. 5, sets forth the Company’s responses to the comments contained in your letter dated March 3, 2011 (the “Comment Letter”) relating to the Registration Statement.

Four clean copies of Amendment No. 5, and four copies that are marked to show changes from Amendment No. 4 to the Registration Statement, are enclosed with the hand delivery of this letter for your convenience.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

The Company intends to file in the near term a further pre-effective amendment containing the preliminary prospectus, including a bona fide estimate of the range of the offering price and all other currently omitted information (other than information permitted to be omitted under Rule 430A). Therefore, the Company and its underwriters would appreciate it if the Staff could review Amendment No. 5 as promptly as possible.

Pamela Long Craig Slivka	- 2 -	March 8, 2011

1. When the terms of the share recapitalization are finalized, consider the need for a pro forma balance sheet (excluding effects of offering proceeds) presented alongside the historical balance sheet giving effect to the change in capitalization.

The Company has included an additional column alongside its historical balance sheet (see page F-3) giving pro forma effect to the recapitalization (excluding effects of offering proceeds). The column will be completed when the Company determines a bona fide estimate of the offering price of the shares, the maximum number of shares to be offered and other estimated offering parameters.

2. Please file an updated legal opinion with your next amendment.

We have provided an updated draft legal opinion as Exhibit 5.1 to Amendment No. 5 and will complete the missing information in a further amendment when the number of shares being offered has been determined.

* * *

Please contact the undersigned at (212) 836-8032, or Joel I. Greenberg, Esq. at (212) 836-8201, with any questions or comments you may have regarding the Registration Statement.

Sincerely,

/s/ Derek Stoldt

Derek Stoldt

cc:	Joseph Curtin
Daniel Rosati
Leon Z. Heller, Esq.
Thomas E. Lippard, Esq.
Daniel Bursky, Esq.
Andrew Barkan, Esq.
Joel I. Greenberg, Esq.